STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

April 2, 2013

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the CV Asset Allocation Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on March 5, 2013 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the CV Asset Allocation Fund.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.
Comment:  The fee tables in the summary sections of the Prospectus note that the distribution and/or service (12b-1) fees are “None.”  Consistent with this disclosure, confirm that a distribution plan pursuant to Rule 12b-1 has not been adopted with respect to the Fund.  If a plan has been adopted, state that the distribution and/or service (12b-1) fees are 0.00% rather than “None.”

Response: A distribution plan pursuant to Rule 12b-1 has not been adopted for the Fund.

2.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response:  All principal investment strategies and risks are clearly disclosed in the revised Prospectus.  The Fund is a “fund of funds” that will principally invest in unaffiliated investment companies registered under the Investment Company Act of 1940.  The Prospectus notes that the Fund seeks to achieve its investment objective by “investing in unaffiliated open-end mutual funds registered under the Investment Company Act of 1940.”  There are no other types of investments that would be considered part of a principal investment strategy.

3.
Comment:  Revise any language in the Prospectus that is open-ended and implies that additional material information is pertinent, but omitted. Phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The Prospectus had been revised as requested.

4.
Comment:  Where disclosure notes that the Fund’s portfolio will include other investment companies that invest in fixed income securities, provide disclosure about the type, maturity, and credit quality of the fixed income securities.  If applicable, state that the other investment companies may invest in debt securities of any credit quality, including junk bonds, bonds of issuers in default, and unrated bonds.

Response:  The Prospectus has been revised to note that the other investment companies in which a Fund invests “may invest in fixed income securities of any maturity and any credit quality, including junk bonds, bonds of issuers in default, and unrated bonds.  The Fund does not have an established average duration.”  The Fund will not directly invest in debt securities as a principal investment strategy.  The Prospectus and Statement of Additional Information have been revised to clarify this point.

5.	Comment: Confirm that all principal risks have been disclosed or revise the Prospectus as needed to include such risks.

Response: All principal risks are disclosed in the revised Prospectus.

6.
Comment:  Because the Fund  principally invests in unaffiliated funds, the “Principal Risks of Investing in the Fund” in the summary section of the Prospectus should disclose (i) that the underlying funds each have their own unique investment objective, strategies, and risks; (ii) that there is no guarantee that the underlying funds will achieve their investment objectives; (iii) the risks attendant to investments in such underlying funds; (iv) that the Fund has exposure to such risks in direct proportion to the allocation of assets among underlying funds; (v) that the investment policies of the underlying funds may differ from the Fund’s policies, with the exception of the policy on concentration.

Response: The Prospectus had been revised as requested.

7.
Comment:  Confirm that all principal investment strategies and risks disclosed in the section entitled “Principal Investment Objective, Strategies, and Risks” have been included in the disclosure provided in response to Item 4.

Response:  All principal investment strategies and risks disclosed in the section entitled “Principal Investment Objective, Strategies, and Risks” have been included in the disclosure provided in response to Item 4.

8.
Comment:  Confirm that the description of the Fund’s principal investment strategies and risks discloses the particular derivative instruments in which the underlying funds will invest and the risks related to investments in that particular instrument.  The description should also disclose the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used. See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Response:  The description of the Funds’ principal investment strategies and risks found in the disclosure provided in response to Item 9 of Form N-1A notes, to the extent practicable, the particular derivate instruments in which the underlying funds will invest, as well as the purpose and extent of such investments.  The Trust acknowledges the observations about derivatives-relate disclosures expressed in the letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Statement of Additional Information

9.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

10.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

11.	Comment: In the section entitled “Other Investment Policies,” verify that the principal and non-principal investment policies are clearly delineated and revise accordingly.

Response: Revisions have been made as necessary to insure that the principal and non-principal investment policies are clearly delineated.

12.
Comment: The disclosure in the Statement of Additional Information should not duplicate information that is provided in the Prospectus, unless necessary to make the Statement of Additional Information comprehensible as a document independent of the Prospectus.

Response: The comment is duly noted and it is believed that the revised Statement of Additional Information does not include information that is unnecessarily duplicative.

13.
Comment:  The disclosure on derivative instruments found under “Additional Information About Investment Policies” should specify the particular derivative instruments in which the Fund may invest.  The description should also disclose the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), the risks related to investments in that particular instrument, and the extent to which derivatives are expected to be used.

Response: The Statement of Additional Information has been revised as requested. The Fund will not invest directly in derivative instruments as a principal investment strategy.

14.
Comment:  The disclosure on borrowing found under “Additional Information About Investment Policies” should conform to the language of Section 18 of the Investment Company Act of 1940 by stating that (i) the Fund will be required to reduce the amount of its borrowings if asset coverage declines to less than 300% and (ii) such steps must be taken within three days (not including Sundays and holidays).

Response:  The Prospectus has been revised in order to conform to the language of Section 18 of the Investment Company Act of 1940.

15.
Comment:  Consider removing the statement under “Investment Limitations” that reads “unless otherwise indicated, percentage limitations apply at the time of purchase of the applicable securities” as it lacks specificity and is duplicative of the disclosure that follows the enumerated limitations.

Response: The Prospectus has been revised as suggested.

16.
Comment:  Verify that the disclosure regarding the limits on the Fund’s ability to borrow clearly notes that there is no exception for a later increase or decrease in percentage resulting from any change in value or net assets.

Response:  The following text (emphasis added) is included in the disclosure that follows the enumerated investment limitations: “With respect to the fundamental investment restrictions above (other than those involving senior securities and borrowings), if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase).”

17.
Comment:  The disclosure under “Investment Limitations” in the Statement of Additional Information should explain the policies of the Fund that prevent it from making investments that circumvent or dilute the concentration policy.

Response: The disclosure has been revised to state the Fund will not invest in other investment companies that are deemed to concentrate in a particular industry or group of industries.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001